

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2021

Kanat Mynzhanov
Chief Executive Officer and Director
Oxus Acquisition Corp.
7F
77/2 Al-Farabi Avenue
Almaty 050040
Kazakhstan

>   **Re: Oxus Acquisition Corp.**
>   **Registration Statement on Form S-1**
>   **Filed July 27, 2021**
>   **File No. 333-258183**

Dear Mr. Mynzhanov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed July 27, 2021

Prospectus Summary, page 1

1.   Your disclosure that each warrant will become exercisable 30 days after the completion of your initial business combination does not appear to be consistent with Section 3.2 of the form of warrant agreement filed as Exhibit 4.4, which provides that a warrant may be exercised only during the period commencing on the later of 30 days after the consummation by the company of a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities or 12 months from the closing of the public offering. Please revise or advise.

2.   We note your disclosure on page 13 regarding the right of warrant holders to exercise warrants on a cashless basis if a registration statement covering the Class A ordinary share issuable upon exercise of the warrants is not effective within "a specified period" following the consummation of your initial business combination. However, we also note that you have included in the fee table in this registration statement the shares of Class A ordinary shares underlying the warrants. Please revise to clarify and disclose all material terms of your obligations regarding registration of the offer and sale of Class A ordinary shares underlying the warrants in this context, including the "specified period" referenced on page 13. In addition, please ensure that the form of warrant agreement is consistent with such revised disclosure.

Dilution, page 54

3.   We note your response to prior comment 2. Please expand your disclosures to explain that the $4.5 million cash fee payable to Early BirdCapital And Sova Capital upon the consummation of a Business Combination is not required to be paid from the amounts held in trust and may be paid from other sources.

Exhibits

4.   We note that it is not clear whether the legality opinion from Maples and Calder has been signed. Please file a signed legality opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney- Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Simon